

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Charles Robb
Chief Financial Officer and Secretary
CORCEPT THERAPEUTICS INC
149 Commonwealth Drive
Menlo Park, CA 94025

> **Re: CORCEPT THERAPEUTICS INC**
> **Form 10-K for the fiscal year ended June 30, 2019**
> **Filed February 24, 2020**
> **File No. 000-50679**

Dear Mr. Robb:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences